[redacted]

13026441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
SEP - 9 2013
Washington DC
404

SEC FILE NUMBER
8- 30097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Portsmouth Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Montgomery Street, Suite 200
(No. and Street)

San Francisco, California 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis P. Collins (415) 543-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 10/21/14

OATH OR AFFIRMATION

I, Dennis P. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portsmouth Financial Services, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & C.E.O.

Title

Notary Public

WALTER JOSEPH BANKOVITCH
Commission # 1943209
Notary Public - California
San Francisco County
My Comm. Expires Jul 30, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

ASSETS

CASH AND CASH EQUIVALENTS ($33,827 restricted)		$ 174 937
DEPOSIT - PERSHING & CO.		50 000
COMMISSIONS RECEIVABLE		225 713
PREPAID EXPENSES AND OTHER ASSETS		61 167
INCOME TAXES		800
FURNITURE AND EQUIPMENT, less accumulated depreciation of $63,934		29 992
		$ 542 609

LIABILITIES AND SHAREHOLDERS EQUITY

SALARIES AND COMMISSIONS		$ 181 923
ACCRUED EXPENSES		66 372
TOTAL LIABILITIES		248 295
SHAREHOLDERS EQUITY:		
Common Stock - no par value:		
Authorized 500,000 shares - voting		
100,000 - non-voting		
Issued and outstanding 104,211 shares	$ 104,211	
Paid in capital	146,219	
Retained earnings	43 884	294 314
		$ 542 609

See notes to financial statements

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2013

REVENUES:		
Commissions and Fees		$ 3 973 752
Investment Income		24 099
		3 997 851
EXPENSES:		
Commissions	$ 2 694 463	
Officers salaries and commissions	374 297	
Employee compensation and benefits	311 625	
Operating expenses	336 930	
Trading costs	49 115	
Rent	209 034	3 975 464
INCOME BEFORE INCOME TAXES		22 387
INCOME TAX		800
NET INCOME		$ 21 587

See notes to financial statements

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

YEAR ENDED JUNE 30, 2013

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders Equity
Balance at July 1, 2012	$ 94 211	$ 130 049	$ 22 297	$ 246 557
Common Stock Issued	10 000	16 170		26 170
Net Income			21 587	21 587
Balance at June 30, 2013	$ 104 211	$ 146 219	$ 43 884	$ 294 314

See notes to financial statements

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2013

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income from operations		$ 21 587
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation expense		1 312
Changes in assets and liabilities:		
Commissions receivable	$ (65 546)	
Prepaid expenses and other assets	(14 616)	
Federal and State income taxes	(200)	
Salaries and commissions	101 419	
Accrued expenses	13 813	
Total adjustments		34 870
NET CASH PROVIDED BY OPERATING ACTIVITIES		57 769
CASH FLOW FROM INVESTMENT ACTIVITIES:		
Purchase of equipment	(29 992)	
CASH USED BY INVESTMENT ACTIVITIES		(29 992)
CASH FLOW FROM FINANCING ACTIVITIES:		
Stock Issued	26 171	
CASH PROVIDED BY FINANCING ACTIVITIES		26 171
NET INCREASE IN CASH		53 948
CASH AND CASH EQUIVALENTS, beginning of year		120 989
CASH AND CASH EQUIVALENTS, end of year		$ 174 937
INCOME TAXES PAID		$ 800

See notes to financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Portsmouth Financial Services (the Company) is a licensed securities broker-dealer registered with the SEC and FINRA and is engaged in the sale of securities and mutual funds, and is also a registered investment advisor, primarily in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expenses are recorded on a settlement date basis. The Company has entered into contracts with Pershing & Co., Inc. who has agreed to act as clearing brokers on a fully disclosed basis for all the Company's dealings with customer's securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions.

The Company does have receivables and payables from and to brokers and funds as a result of sales commissions earned on security and mutual fund transactions.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by the straight line method based on the estimated useful lives of the related assets.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income. Treasury bills and notes with less than one year to maturity at the time of purchase are carried at cost.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Asset Management and Advisor Income

Fees from Asset Management and Advisory fees are billed quarterly in arrears and recognized when billed.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with GAAP. GAAP prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken on a tax return. GAAP also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. There was no impact on total liabilities or stockholders equity as a result of the adoption of these provisions.

The tax years that remain subject to examination by major tax jurisdictions start with the year 2009.

Date of Management's Review

Management has evaluated subsequent events through August 7, 2013, the date on which the financial statements were available to be issued.

NOTE B - DEPOSIT

The Company has deposited $50,000 with Pershing and Co. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - LEASE

The Company leases its office under a non cancelable operating lease which expires in 2019 and 2020. Minimum rental payment for the next five years is:

2014:	$ 194,000
2015:	220,000
2016:	225,000
2017:	231,000
2018:	236,000
Years Later:	239,000
	$ 1,345,000

Certain leases contain escalation clauses.

NOTE D - PENSION PLAN

The Company has established a 401(k) plan covering all full time employees with over one year of service. The Company has not made contributions to the plan this year.

NOTE E - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commission receivables are limited due to the fact that most receivables are not payable to registered representatives until collected. As of June 30, 2013 the Company's only significant concentration of credit risk was with their checking accounts at a commercial bank. The Company balances on any day may exceed the insured amount by a material amount.

NOTE F - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $50,000 or one-fifteenth of "aggregate indebtedness" as defined under the net capital rules. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2013, the Company had net capital of $149,999 and aggregate indebtedness of approximately $248,000, a ratio of 1.7 to 1.00.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions as a securities broker are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a gain or a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE H - NET OPERATING LOSS

The Company has a net operating loss carryforward that can be used to offset taxable income in future years. The Federal carryforward amounts to $131,461 and State carryforward of $228,428 expires, unless used in prior years, as follows:

	Federal	State
2030	$	$ 30 578
2031	9 552	79 295
2032	121 909	118 555

NOTE I - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is contingently liable at June 30, 2013 in the amount of $33,827 under a standby Letter of Credit posted as a security deposit on the Company's San Francisco office lease. The standby letter of credit is secured by a Certificate of Deposit in a like amount with the Company's bank, which is included in the Cash line item on the Balance Sheet. The Letter of Credit expires July 1, 2014.

SUPPLEMENTAL INFORMATION

PORTSMOUTH FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS

PURSUANT TO RULE 15c3-1

JUNE 30, 2013

COMPUTATION OF NET CAPITAL		
Stockholder's equity		$ 294 314
NON ALLOWABLE ASSETS		
Restricted cash	$ 33 827	
Net 12(B)1 fees and other income	18 529	
Prepaid expenses and other assets	61 967	
Furniture and other equipment	29 992	
Total non-allowable assets		(144 315)
NET CAPITAL		$ 149 999
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness - liabilities From Statement of Financial Condition		$ 248 295
Ratio of aggregate indebtedness to net capital		1.7 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 16 561
Minimum dollar net capital requirement		$ 50 000
Net capital requirement (greater of above two amounts)		$ 50 000
Excess net capital		$ 99 999

PORTSMOUTH FINANCIAL SERVICES

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

JUNE 30, 2013

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Pershing & Co. on a fully disclosed basis.